October 19, 2018

Brent Kelton
Chief Executive Officer
AMERI Holdings, Inc.
5000 Research Court, Suite 750
Suwanee, Georgia 30024

       Re: AMERI Holdings, Inc.
           Registration Statement on Form S-1
           Response Dated October 18, 2018
           File No. 333-227011

Dear Mr. Kelton:

       We have reviewed your October 18, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 17, 2018 letter.

Response Letter submitted October 18, 2018

Private Placement, page 3

1. We note your response to prior comment 1. However, the number of shares indicated in your table on page 35 as offered for resale if no adjustments are made does not appear to reconcile to your disclosure regarding the number of securities sold. Please revise as appropriate.
2. Revise your disclosure regarding the total number of shares that could become issuable under the agreements to clarify how you calculated those numbers. Address the number of shares that do not underlie warrants, the number of shares underlying the pre-funded
 Brent Kelton
AMERI Holdings, Inc.
October 19, 2018
Page 2
      warrants, and the number of shares underlying the warrants that are not pre-funded separately.
       Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Branch Chief, at
(202) 551-3617 with any questions.



                                                          Sincerely,
FirstName LastNameBrent Kelton
                                                          Division of
Corporation Finance
Comapany NameAMERI Holdings, Inc.
                                                          Office of Electronics
and Machinery
October 19, 2018 Page 2
cc:       Adam W. Finerman, Esq.
FirstName LastName